BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
June 29, 2005

Item 3: Press Release
June 30, 2005

Item 4: Summary of Material Change
The Company announced the closing of its brokered private placement for 2,000,000 Units at $2.50 per Unit for gross proceeds of $5,000,000.

Item 5: Full Description of Material Change
The Company announces the closing of its brokered private placement of 2,000,000 units at $2.50 per unit for gross proceeds of $5,000,000 (the “Offering”). Each unit is comprised of one common share and one warrant (“Warrant”). Each Warrant entitles the holder to acquire one common share (“Warrant Share”) at a price of $3.00 per Warrant Share for a period of two years expiring on June 29, 2007.

Lead agent Salman Partners Inc. (“Salman”) received a cash commission of $196,206 and 124,800 broker warrants (“Broker Warrants) in connection with the Offering and co-lead agent Northern Securities Inc. received a cash commission in the amount of $123,014 and 75,200 Broker Warrants. The Broker Warrants are non-transferable and exercisable on the same terms as the Warrants under Offering.

The common shares and Warrants issued in connection with the Offering have a hold period expiring on October 30, 2005.

Proceeds from the Offering will be used towards the advancement of the Company’s Rosemont and Mount Hamilton properties and general working capital.

The securities offered in the Offering have not, nor will they be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements.

For further information please visit our website at www.augustaresource.com or contact the Company at tel: 604-687-1717.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Richard W. Warke - Chairman, Gil Clausen – President, Purni Parikh – Corporate Secretary Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 5th day of July 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary